EXHIBIT 99.1

PENN WEST ANNOUNCES DETAILS OF ITS 2015 CAPITAL BUDGET
AND LONG-TERM PLAN UPDATE

FOR IMMEDIATE RELEASE, November 17, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, "our" or the "Company") is pleased to announce the details of its 2015 capital budget and updated long-term plan.

Commenting on the Company’s first year of operations since announcing its Long-Term Plan, Dave Roberts, President and CEO stated, “Having just passed the first anniversary of the announcement of our Long-Term Plan, I am pleased to report that we have made significant progress and delivered on many of our targets, which gives me confidence that Penn West has turned the corner. Notable achievements of the Company over the past 12 months include:

•
Over $1 billion in asset sales will have been completed after taking into account the additional proceeds of approximately $355 million expected upon the December, 2014 close of the recently announced non-core asset sale;

•	Cash costs have come down approximately 23 percent in the last 12 months;
•	Drilling and completions costs that were reduced by 30 percent on average per well at the beginning of the Long-Term Plan cycle have been sustained with increasing activity levels;
•
Operational improvements, discipline and focused investment have resulted in more reliable production performance to date in 2014 – the Company now expects average volumes for 2014 to be above the mid-point of our guidance of 101,000 – 106,000 boe per day;

•	2014 funds flow is expected to result in a sustainability ratio of approximately 100 percent as compared to initial expectations of a sustainability ratio of 118 percent for 2014.

The Long-Term Plan was prepared to position the Company for success in a low commodity price environment, and the Company’s strategic direction remains intact”.

LONG-TERM PLAN UPDATE

Penn West’s Long-Term Plan remains centered on reliability and deliverability of operational performance, key components of which are effective cost control and development, including integrated waterflood support concentrated in our large, light oil resource plays. The pricing assumptions upon which the Long-Term Plan is based remain conservative, in our view, and are unchanged from last year’s assumptions of C$86.50 per barrel of Canadian light sweet, C$3.69 per mcf AECO, and a C$/US$ foreign exchange rate of $1.04.

Rigorous sensitivity analysis conducted by the Company suggests that the Long-Term Plan is resilient to commodity price fluctuations that are common to the oil and gas industry. However, actions that the Company might take in response to any further commodity price weakness have also been specifically considered. Penn West controls over 90 percent of its capital investment allocation decisions, providing sufficient flexibility to manage the business appropriately. As previously stated when the Company released its third quarter results on November 5, 2014, what will guide the Company’s investment decisions more than absolute commodity prices is the duration of commodity price weakness.

The updated Long-Term Plan targets compound annual growth rates (“CAGR”) between 2015 and 2019 of approximately 13 percent for oil in terms of average daily production volumes, and over eight percent in terms of our total boe average daily production volumes, which is expected to drive a funds flow CAGR between 2015 and 2019 of over 20 percent.  These targets are based on what the Company believes to be conservative commodity pricing assumptions.

2015 CAPITAL BUDGET AND PRODUCTION GUIDANCE

The Board has approved a 2015 capital budget of approximately $840 million. The focus of the 2015 capital budget is to continue to improve capital efficiencies, recoveries and profitability. Similar to capital allocations in 2014, development spending and related operations will be balanced across quarters to reduce variability in production volumes, improve efficiencies and maximize returns in deployed capital. Total budgeted development capital is approximately $750 million, and compares with approximately $720 million anticipated to be invested in 2014, with the remainder allocated to base infrastructure improvement and corporate level expenditures. Approximately $585 million of the budgeted development capital (approximately 78 percent) is allocated to light-oil development in the Company’s three core areas, including approximately $370 million (approximately 64 percent) to the Cardium play, approximately $125 million (approximately 21 percent) to the Viking play and approximately $90 million (approximately 15 percent) to the Slave Point play. Light oil capital allocations continue to include integrated investment to advance waterflood programs. The Company expects to spud approximately 225 (212 net) wells in 2015, over 90 percent of which will be drilled in the three core light oil areas as shown in Table 1 below.

Table 1: Net Wells Budgeted To Be Spud By Core Area

Core Area	2015	2014
Cardium	78	67
Viking	107	101
Slave Point	14	20
Other	13	12
Total	212	200

2015 forecast average production is expected to be between 95,000 and 105,000 boe per day, weighted approximately 69 percent toward oil and liquids. The 69 percent weighting toward oil and liquids represents an approximate six percent increase over the oil and liquids weighting expected in our average daily production volumes in 2014.

Certain information in this press release is included to provide shareholders with information about the Company's expectations as at November 17, 2014 for production and capital budgets in 2014 and 2015 and readers are cautioned that the information may not be appropriate for any other purpose. Readers are cautioned that numerous factors could potentially impact the Company's capital budgets and production performance for 2014 and 2015, including the Company's planned non-core asset disposition program.

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 12:00pm Mountain Time (2:00pm Eastern Time) on Monday, November 17, 2014. A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation, titled “2015 Capital Budget & Long-Term Plan Update” will be made available at 10:00am MT on the Company’s website at: http://www.pennwest.com/investors/presentations-webcasts

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL: http://event.on24.com/r.htm?e=879689&s=1&k=E35594937BA4B4DCF8E236CE417B3833

A digital recording will be available for replay two hours after the call's completion, and will remain available until December 1, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 26962331, followed by the pound (#) key.

UPDATED INVESTOR PRESENTATION

An updated investor presentation which provides supplemental information regarding the 2015 capital budget and long-term plan, titled “Corporate Presentation – November 2014”, will be made available at 10:00am MT on the Company’s website at: http://www.pennwest.com/investors/presentations-webcasts.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian Dollars.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief that we have "turned the corner", our expectation that, upon completion of the recently announced sale of non-core assets, we will have $1 billion in asset sales from over the past 12 months, our expectation that average volumes for 2014 will be above the mid-point of our guidance of 101,000 – 106,000 boe per day, our expectation that the 2014 funds flow will result in a sustainability ratio of approximately 100 percent as compared to initial expectations of 118 percent for 2014, and our belief that our long-term plan has been prepared to position the business for success in a low commodity price environment and that our strategic direction remains intact; under "Long-Term Plan Update", our view that the pricing assumptions upon which the long-term plan is based remain conservative, our belief that the long-term plan is resilient to commodity price fluctuations, our statement that the duration of commodity price weakness will guide our investment decisions more than absolute commodity prices, the long-term plan targets for CAGR between 2015 and 2019 for oil in terms of average daily production volumes and in terms of our total boe average daily production volumes, which is expected to drive a funds flow CAGR between 2015 and 2019 of over 25 percent; and under "2015 Capital Budget and Production Guidance", our 2015 capital budget, our intention to continue to improve capital efficiencies, recoveries and profitability, our intention that development spending and related operations will be balanced across quarters to reduce variability in production volumes, improve efficiencies and maximize returns in deployed capital, our total budgeted development capital for 2014 and 2015 and the allocation of our 2015 budgeted development capital to light-oil development in our three core areas, our expectation to spud approximately 225 wells in 2015, over 90 percent of which will be drilled in three core light oil areas (the Cardium play, the Viking play and the Slave Point play), and our expectation the 2015 forecast average production will be between 95,000 and 105,000 boe per day, weighted approximately 69 percent toward oil and liquids.  With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: 2015 prices of C$86.50 per barrel of Canadian light sweet oil, C$3.69 per mcf AECO, and a C$/US$ foreign exchange rate of $1.04; matters with respect to the non-core asset disposition described herein, including that the closing conditions will be met or waived, and that the disposition will close on the terms and on the timeline disclosed herein; that we do not dispose of additional material producing properties; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that we intend to pay.  Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to close the disposition disclosed herein on the terms described or at all, whether due to the failure to receive requisite regulatory or other third party approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that we are unable to execute some or all of our ongoing non-producing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity' prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under "Risk Factors" in our Revised Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow and sustainability ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. Sustainability ratio is a comparison of a company’s cash outflows (capital investment and dividends) to its cash inflows (funds flow) and is used by the Company to assess the appropriateness of its dividend levels and the long-term ability to fund its development plans. For additional information relating to these non-GAAP measures, including a reconciliation of our funds flow to our cash flow from operating activities, see our latest management's discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com